ABV Consulting, Inc.

306 Clairmont Road

Villanova, PA 19085

October 14, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Coy Garrison

Re:	ABV Consulting, Inc.

Registration Statement on Form S-1

Filed September 3, 2014

File No. 333-198567

Dear Mr. Garrison:

ABV Consulting, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 30, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that you are a development stage company that has yet to generate revenues and has limited assets consisting solely of cash. Accordingly, you appear to be a “shell company” as defined in Rule 405 of the Securities Act. We further note that the selling shareholders purchased their shares of common stock from you in June 2014. As this appears to be an indirect primary offering, please revise your entire registration statement to (i) identify the company as a shell company, (ii) to identify all the selling shareholders as underwriters, and (iii) to fix the sales price to the public for the duration of the offering or explain to us in detail why you are not a “shell company.”

Response:	We respectfully inform that Staff that we believe the Company is not a “shell company” as defined in Rule 405 of the Securities Act. We are currently actively engaged in business activities and marketing strategies. We have added following disclosure on page 12:

We are currently a development stage company. Due to a non-compete agreement with his previous employer Boston Beer Company, Mr. Gavrin was unable to accept any paid work through June, 2014. However, during and since this time, although we have not formed any material relationship or entered into any agreement with brewer, distributor, wholesaler or retailer, we have actively pursued a networking strategy to survey the local market and build a portfolio of potential clients in the craft bear market. In this regard, our activities have included the following:

•	We held conversations with the beer media (including one of the country's most well-respected writers, Don Russell aka Joe Sixpack) to develop a plan for attracting craft brewers of different sizes;
•	Held multiple discussions regarding challenges and business needs with owners and managers of prominent local well-known craft beer bars (including The Ugly Moose, Bonner's Irish Pub, The Rose Tree Inn and Garrett Hill Ale House) and local craft beer take-away bottle shops (including The Greeks Next Door and The Beer Shoppe); and
•	Actively shared our capabilities with startup breweries (including Conshohocken Brewing and Boxcar Brewery).

In addition to building a foundation for the business, we have spent considerable time on a couple of projects without compensation in order to prove our concept:

•	We managed a not-for-profit charitable beer festival in February 2014 to raise funds for a private school in Pennsylvania. While not compensated for our efforts, we undertook the project as a test case in order to prove our concept and the need for the type of work that we will be doing. The event was widely hailed as a success, as it raised over $7,000 for the school, saw participation from over 5 craft brewers and 2 distributors and was attended by over 100 people. For our company, it opened the door to us running such festivals in the future. It provided lessons learned, gave us a template for running such an event, and created contacts with local breweries, distributors, retailers and others.
•	We consulted with a start-up craft cidery, holding over a dozen meetings and conducting market research in order to develop a name, logo and brand strategy from scratch.

Our recent efforts have focused on actively engaging in an online marketing strategy, including development and launch of our website and blog at abvconsulting.com, and providing relevant conent on our blog, our /abvconsulting Facebook page and our @abvbeer Twitter page. We have actively shared original and third-party content in numerous fashions on our social media platforms in order to test the best ways to engage our potential audience.

We have worked with numerous third-party companies in order to build out a professional image for ABV Consulting, Inc., including:

•	Hiring graphic designer, Charles Lyle, to develop a logo for the company.
•	Purchasing a domain for our website, blog and email accounts from godaddy.com.
•	Working with Greenmellmedia.com to design our website and provide a cohesive overall online marketing strategy.
•	Obtaining imagery to match our content from Dreamstime.com.
•	Contracting for a toll-free corporate phone number from MightyCall.
•	Begun a paid advertising strategy with Facebook to test the most cost-efficient methods for increasing engagement with the company's page and posts.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:	We respectfully inform that Staff that we do not have written communications as defined in Rule 405 under the Securities Act nor any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 as referred to in your comment.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:	We respectfully inform that Staff that we do not intend to use any graphics, maps, photographs, and related captions or other artwork including logos in this prospectus.

Risk Factors, page 3

4.	We note that your risk factor subheadings merely state general facts about your business. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

Response:	We respectfully inform that Staff that we have revised throughout the risk factors on page 4 to identify the specific risks to our company and expanded the description accordingly.

5.	Please include a risk factor discussing your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern and place it near the beginning of your risk factor section. This risk factor should address that you have suffered a loss from operations since inception and had negative working capital as of December 31, 2013.

Response:	We respectfully inform the Staff that we added the following risk factor on page 3 under subheading “Going Concern.”

“The Company has incurred net operating losses and used cash in operations. The Company had a net loss of $10,814 for the period from October 15, 2013 (inception) to December 31, 2013. As of June 30, 2014, the Company had an accumulated deficit of $14,949, and used cash in operations of $14,589. Losses have principally occurred as a result of the substantial resources required for research and development and marketing of the Company’s products which included the general and administrative expenses associated with its organization and product development.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain financing to fund the continued development and working capital requirements. If we cannot continue as a going concern, our stockholders may lose their entire investment.”

6.	Please include a risk factor to discuss, if true, that Mr. Gavrin has no experience in.running a public company. In addition, please include a risk factor to discuss the costs associated with being a public reporting company, and how you expect to finance these compliance costs given your lack of operations.

Response: We respectfully inform the Staff that we added the following risk factors on page 3.

No Experience in Managing and Operating a Public Company

Our current management has no experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to adequately comply with laws, rules, or regulations applicable to our business may result in fines or regulatory action, which may materially adversely affect our business, results of operations, or financial condition and could result in delays in the development of an active and liquid trading market for our stock.

Significant Costs to Be A Public Company

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company which will negatively affect our business operations. Based on our management’s reasonable estimates, we anticipate that our cost of being a public company, including legal, audit costs, printing, filing fees and other costs will be between $15,000 and $20,000 per year.

7.	Please add a risk factor addressing that Mr. Gavrin owns 90.3% of your outstanding common stock, and therefore can exercise complete control over the company.

Response: We respectfully inform the Staff that we added the following risk factors on page 3.

Complete Control Over the Company

Our sole director and officer beneficially own approximately 90.3% of our common stock and is able to control over all matters requiring shareholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and he also has significant control over our management and policies. The directors elected thereof will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest.

8.	We note your disclosure on page 2 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, and that therefore, your financial statements may not be comparable to companies that comply with public company effective dates. Please include this information in a risk factor, and include a similar statement in your critical accounting policy disclosures.

Response:	We respectfully inform the Staff that we added the following risk factor on page 3 and included a similar statement in our critical accounting policy disclosures on page 9.

Lack of Effectiveness Due to Being an “Emerging Growth Company”

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

9.	Please revise your risk factor on page 3 entitled “Dependence on Key Personnel” to also discuss that your sole officer and director only devotes 10-20 hours per week to your company, per your disclosure on page 13.

Response:	We respectfully informed the Staff that we added disclosure in our risk factor entitled “Dependence on Key Personnel” that Mr. Gavrin currently devotes between 10 and 20 hours per week to the Company.

Plan of Operations, page 8

10.	Please revise your disclosure to provide a more detailed plan of operation for the next twelve months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.

Response:	We respectfully informed the Staff that we have revised our disclosure on page 8 to provide a more detailed plan of operation for the next twelve months.

Directors, Executive Officers . . . page 14

11.	We note your disclosure on page 13 that Mr. Gavrin devotes between 10 and 20 hours per week to your company. Please revise this section to discuss Mr. Gavrin’s current competing business obligations, if any.

Response:	We respectfully informed the Staff that Mr. Gavrin has no other current completing business obligations. He devotes between 10 to 20 hours per week to the Company and otherwise due to his family obligations.

Selling Security Holders, page 15

12.	We note that appears that several of the selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 14 as applicable.

Response:	We respectfully informed the Staff that we have revised the selling shareholder table to reflect the securities held in the name of a spouse as being beneficially owned by that selling shareholder and added footnote for explanation. None of the selling shareholder is the spouse or minor children of Mr. Andrew Garvin and therefore we did not revise the beneficial ownership table.

13.	Please revise your table to identify the natural person who has voting and dispositive authority over the shares offered for sale by DCL Ventures.

Response:	We respectfully informed the Staff that we have revised the disclosure to provide that Darrell Lerner has sole voting and dispositive power over the shares beneficially owned by DCL Ventures.

Note 2 – Summary of Significant Accounting Policies, page 31

(G) Revenue Recognition, page 33

14.	Please expand your disclosure to more thoroughly explain your anticipated sources of revenue. It is unclear what is meant by sales of deals and texts, keywords and bulk text messages. Please also clarify if revenue will be recognized differently for the sale of texts versus bulk text messages and the basis for your conclusion.

Response:	We respectfully informed the Staff that we have removed the language regarding sales of deals and texts, keywords and bulk text message. We have also expanded our disclosure to more thoroughly explain our anticipated sources of revenue on pages 9, 24 and 33.

Signatures, page 37

15.	Please identify Mr. Gavrin as your principal accounting officer or controller or include the signature of the individual serving in that role. Refer to Instruction 1 to Signatures of Form S-1 for guidance.

Response:	We respectfully informed the Staff that we have revised the disclosure to identify Mr. Gavrin as our Principal Accounting Officer of the Company on the signature page.

We hope that the foregoing addresses all of the Staff's comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (215) 432-5553.

The Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABV Consulting, Inc.

By: /s/ Andrew Gavrin

Andrew Gavrin

Chief Executive Officer